EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 21, 2007, relating to the financial statements and financial statement schedules of The Allstate Corporation and management’s report on the effectiveness of internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in The Allstate Corporation’s method of accounting for defined pension and other postretirement plans in 2006 and method of accounting for certain nontraditional long-duration contracts and separate accounts in 2004) appearing in the Annual Report on Form 10-K of The Allstate Corporation for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Chicago, Illinois
July 17, 2007